UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-38813

Maase Inc.

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone

Laixi, Qingdao, Shandong Province, People’s Republic of China

Tel: +86-532-66030885

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Appointment of Chief Technology Officer

On August 4, 2026, the board of directors (the “Board”) of Maase Inc. (the “Company”) approved the appointment of Dr. Zhifeng Li as the Company’s Chief Technology Officer, effective on the same date.

Dr. Li possesses extensive expertise in artificial intelligence, frontier scientific research, industrial technology applications and technology ecosystem development. Dr. Li currently serves as the chairman of the board of directors of Huazhi Future (Chongqing) Technology Co., Ltd., a subsidiary of the Company, since April 2021 and has significant experience in technology leadership and innovation. He received a Ph.D. in Physics from the University of Vienna, and a master’s degree in Theoretical Physics and a bachelor’s degree in Applied Physics from Chongqing University.

Dr. Li has extensive experience in frontier technology research, industrial applications and technology ecosystem development. He currently serves as Deputy Director of the Computing Power and Storage Research Center of the Investment Association of China and Co-Chairman of the Chongqing-Hong Kong Science and Technology Innovation Enterprise Development Alliance.

There is no arrangement or understanding between Dr. Li and any other person pursuant to which he was selected as an officer of the Company, and there is no family relationship between Dr. Li and any of the Company’s other directors or executive officers. Since the beginning of the Company’s last fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Dr. Li had or will have a direct or indirect material interest that would be required to be reported under Item 404(a) of Regulation S-K.

In connection with his appointment, the Company entered into an employment agreement with Dr. Li effective August 4, 2026. Dr. Li will not receive any cash salary for his services and has been granted 12,500 restricted share units, subject to a five-year vesting schedule. Other terms of the agreement are consistent with the Company’s standard arrangements for its executive officers. The form of the employment agreement is filed as Exhibit 10.1 to this Current Report on Form 6-K, terms of which are incorporated by reference herein.

In connection with the appointment, the Company issued a press release on August 4, 2026, which is filed as Exhibit 99.1 to this Current Report on Form 6-K.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-277814) filed with the U.S. Securities and Exchange Commission on March 11, 2024.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Employment Agreement
99.1	MAAS Appoints Dr. Zhifeng Li as Chief Technology Officer to Lead AI Technology Strategy and Platform Innovation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: August 4, 2026	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

2